Exhibit 99.2

EJF Debt Opportunities Master Fund, L.P.
2107 Wilson Boulevard
Suite 410
Arlington, VA  22201

March 9, 2017
BY ELECTRONIC MAIL AND OVERNIGHT MAIL
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

Attn:	William F. Brown
Secretary

Re: Notice of Stockholder Nomination of Individuals for Election as Directors at the 2017 Annual Meeting of Stockholders of PHH Corporation

Dear Mr. Brown:
This letter serves as notice to PHH Corporation, a Maryland corporation (“PHH” or the “Company”), as to the nomination by EJF Debt Opportunities Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands (“EJF” or the “Nominating Stockholder”), of nominees for election to the Board of Directors of PHH (the “Board”) at the 2017 annual meeting of stockholders of PHH, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).
This letter and all Exhibits attached hereto are collectively referred to as the “Notice.” As of the date hereof, EJF is the beneficial owner of 4,489,000 shares of common stock, $0.01 par value per share (the “Common Stock”), of PHH, of which 100 shares are held in record name.
Through this Notice, EJF hereby nominates, and notifies you of its intent to nominate at the Annual Meeting, James Neuhauser and Kevin Stein (the “Proposed Nominees”), to be elected to the Board at the Annual Meeting. EJF believes that the terms of seven (7) directors currently serving on the Board expire at the Annual Meeting. While we believe that any attempt to increase the size of the current Board would constitute an unlawful manipulation of the Company’s corporate machinery, we reserve the right to nominate additional directors should the Company purport to expand the size of the Board from seven (7) directors. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of either of the Proposed Nominees nominated by EJF at the Annual Meeting, or if any individual Proposed Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Proposed Nominee. The Nominating Stockholder intends to solicit proxies in support of the Proposed Nominees’ election in accordance with applicable law and intends to comply with applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.
Below please find the information required by Article I, Section 1.10 of the Company’s Bylaws (the “Bylaws”). While we do not concede the validity of the purported requirements of the Bylaws and reserve all right in this regard, we set forth below the information called for by the Bylaws, to the extent applicable to the Nominating Stockholder and the Proposed Nominees. Information included in any subsection below shall also be deemed to be information provided in response to items requested in any other subsection of this Notice.
A.        As to each Proposed Nominee:
I.        All information relating to each Proposed Nominee that would be required to be disclosed in connection with solicitations of proxies for election of the Proposed Nominee as a director in an election contest, or would otherwise be required in connection with such solicitation pursuant to Regulation 14A of the Exchange Act, and the rules and regulations promulgated thereunder:

Name	Age	Business Address

James Neuhauser	58	Turtlerock Capital, LLC 1854 Biltmore Street NW Washington, DC 20009

Kevin Stein	55	KCK-US, Inc. 400 Madison Avenue, 21st Floor New York, NY 10017
Each Proposed Nominee’s biography is set forth elsewhere in this Notice.
No Proposed Nominee has any family relationship that is required to be disclosed;
No Proposed Nominee holds any positions or offices with the Company;
No companies or organizations, with which any of the Proposed Nominees has been employed in the past five (5) years, is a parent, subsidiary or other affiliate of the Company;
No Proposed Nominee has been, within the last ten (10) years, or is currently subject to, any of the items listed in Item 401(f) of Regulation S-K;
No Proposed Nominee has been convicted in, within the last ten (10) years, or is currently subject to, any criminal proceeding;
No Proposed Nominee has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2017 Annual Meeting (other than each Proposed Nominee’s nomination to serve on the Board);
Other than the consent of the Proposed Nominees to be nominated by EJF and to serve on the Board if elected, there are no arrangements or understandings pursuant to which either Proposed Nominee is proposed to be elected to the Board, and no other person, other than the Nominating Stockholder and its controlling persons (whose interest is solely that they are nominating the Proposed Nominees), has any substantial interest, direct or indirect, in any matter to be acted upon at the 2017 Annual Meeting;
No Proposed Nominee beneficially owns any securities of the Company, either directly or indirectly;
No Proposed Nominee owns any securities of the Company of record, but not beneficially;
No associate of any Proposed Nominee beneficially owns any securities of the Company, either directly or indirectly;
No Proposed Nominee owns, beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company;
No Proposed Nominee has purchased or sold any securities of the Company within the past two (2) years;
No Proposed Nominee has borrowed or otherwise obtained funds for the purpose of acquiring or holding such securities;
No Proposed Nominee was or is a party to any contract, arrangement or understanding, within the past year, with respect to any securities of the Company, including any joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;
Since January 1, 2016, no Proposed Nominee and no associate of any Proposed Nominee, has had any direct or indirect material interest in any transaction in which the amount involved exceeds one hundred and twenty thousand dollars ($120,000) and in which the Company is or was a participant, or which is currently proposed; and
There are no arrangements or understandings between any Proposed Nominee and any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or its affiliates will or may be a party.
Each Proposed Nominee presently is, and if elected as a director of the Company, each Proposed Nominee would be, “independent” under the independence standard applicable to the Company, including for purposes of all committees of the Board.
There are no material proceedings in which any Proposed Nominee, or any associate of any Proposed Nominee, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.
Each of the Proposed Nominees has consented to be named as a Proposed Nominee in this Notice, to be named as a Proposed Nominee in any proxy statement filed by the Nominating Stockholder or its affiliates in connection with the solicitation of proxies from Company stockholders in connection with the Annual Meeting and to serve as a director of the Company if so elected (each, a “Consent” and collectively, the “Consents”). Such Consents are attached hereto as Exhibit A.
II.        A statement of the background and qualifications of each Proposed Nominee:
James Neuhauser has served as a Managing Member of Turtlerock Capital, LLC, a real estate fund investing in luxury homes in Los Angeles, since 2009. From 2011 to 2016, Mr. Neuhauser was the Chief Investment Officer at FBR Capital Markets & Co., managing a proprietary investment portfolio that averaged $80 million over the five year period. At FBR Capital Markets & Co., Mr. Neuhauser also served as Head of the Commitment Committee for ten years and Head of Investment Banking for five years. From 1986 to 1993, he was employed by Trident Financial Group, where he provided financial and mergers and acquisitions advisory services to financial institutions. Mr. Neuhauser has been a CFA Charterholder since 1990. Mr. Neuhauser received his MBA from the University of Michigan and a Bachelor of Arts from Brown University. Mr. Neuhauser has vast knowledge regarding the financial services industry generally, businesses engaged in similar lines of business to the Company and mergers and acquisitions, divestitures and restructurings of publicly traded financial services companies, and is therefore well qualified to serve on the Board.
Kevin Stein is Chief Executive Officer of Resolution Analytica Corp., a buyer of commercial judgments, and an Operating Adviser of KCK-US, Inc., a private equity firm.  Mr. Stein was previously a Managing Director in the Financial Institutions Group of Barclays advising banks, specialty finance companies and financial sponsors until 2016.  Prior to joining Barclays in 2011, Mr. Stein was a Partner at FBR Capital Markets & Co. advising banks and specialty finance companies and was Group Head of the Depository Practice. From 1994 to 2004, Mr. Stein was an executive of GreenPoint Financial Corporation, a $25 billion bank holding company based in New York City.  During his tenure at GreenPoint, Kevin's roles included Director of Strategy and Corporate Development, Executive Vice President of Mortgage Banking, Chief Information Officer and Director of Retail Banking. Prior to joining GreenPoint in 1994, Mr. Stein was an Associate Director of the Federal Deposit Insurance Corporation, Division of Resolutions.  Mr. Stein is Audit Committee Chairman and a Director of Bedford Stuyvesant Restoration Corporation, the first community development corporation in the U.S. Mr. Stein received his MBA from Carnegie Mellon University and his Bachelor of Science from Syracuse University. Mr. Stein has vast knowledge regarding the financial services industry generally, businesses engaged in similar lines of business to the Company and mergers and acquisitions, divestitures and restructurings of publicly traded financial services companies, and is therefore well qualified to serve on the Board.
B.        As to each Proposed Nominee, Nominating Stockholder and Stockholder Associated Person (as defined in the Bylaws):

I.        The class, series and number of all shares of stock or other securities of the Company or any of its affiliates (“Company Security”) owned by any Proposed Nominee, Nominating Stockholder or Stockholder Associated Person, and documentary evidence of such record or beneficial ownership, the date on which such Company Security was acquired and the investment intent of such acquisition and any short interest in any Company Securities of each Proposed Nominee, Nominating Stockholder and Stockholder Associated Person:

Class or Series	Number of Shares	Owner of Record	Beneficial Owner

Common Stock	4,489,000	J.P. Morgan Securities LLC[1]	EJF

Common Stock	4,489,000	J.P. Morgan Securities LLC [2]	EJF Capital LLC

Common Stock	4,489,000	J.P. Morgan Securities LLC [3]	EJF Debt Opportunities GP, LLC

Common Stock	4,489,000	J.P. Morgan Securities LLC [4]	Emanuel J. Friedman

Common Stock	100	EJF	EJF

1 The owner of record of 100 shares reflected in the preceding column is EJF.
2 The owner of record of 100 shares reflected in the preceding column is EJF.
3 The owner of record of 100 shares reflected in the preceding column is EJF.
4 The owner of record of 100 shares reflected in the preceding column is EJF.

Schedule 1 attached hereto contains documentary evidence of the record or beneficial ownership described above as well as the date on which such Company Security was acquired. The Company Securities were acquired by EJF for investment purposes. The Nominating Stockholder and Stockholder Associated Persons have engaged in discussions with management of the Company and the Board regarding the composition of the Board, as well as the timing of the Company’s plan to monetize its assets and return capital to investors (the “Company Plan”). During such discussions, the Nominating Stockholder and Stockholder Associated Persons proposed that the Board accelerate the implementation of the Company Plan and also stated that they will submit this notice.
The Nominating Stockholder and Stockholder Associated Persons expect to engage in future discussions with management, Board, other stockholders of the Company and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy and future plans of the Company including continuing the discussions noted above regarding the Nominating Stockholder and Stockholder Associated Persons’ proposal that the Board accelerate the Company Plan and the Nominating Stockholder and Stockholder Associated Persons’ nomination of the Proposed Nominees for election to the Board at the 2017 Annual Meeting.
The Nominating Stockholder and Stockholder Associated Persons intend to review their respective investment in the Company on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Nominating Stockholder and Stockholder Associated Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to EJF’s investment in the Company as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.
The Nominating Stockholder is not aware of any Company Securities held by the Proposed Nominees.

II.        The nominee holder for and number of any Company Securities owned beneficially but not of record by any Proposed Nominee, Nominating Stockholder or Stockholder Associated Person:

J.P. Morgan Securities LLC is the nominee holder for 4,488,900 shares of common stock of theCompany held by the Nominating Stockholder and Stockholder Associated Persons.

III.        Whether and the extent to which such Proposed Nominee, Nominating Stockholder or Stockholder Associated Person, (directly or indirectly through brokers, nominees or otherwise), is subject to or during the last six months has engaged in hedging, derivative or other transactions or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, borrowing, lending, proxy or voting agreement), with a value derived in whole or in part from the value of any class or series of the Company Securities, whether or not the instruments or rights will be subject to settlement in the underlying class or series of Company Securities or otherwise or the effect or intent of which is to manage the risk or benefit of changes in the price of Company Securities for, or increase or decrease the voting power of, such Proposed Nominee, Nominating Stockholder or Stockholder Associated Person in the Company or any affiliate thereof, disproportionately to such person’s economic interest in the Company Securities (each a “Derivate Security”):
No such Derivative Securities are or have during the past six months been held by the Proposed Nominees, the Nominating Stockholder or any Stockholder Associated Persons.
IV.        A description of any interest, direct or indirect, (including any existing or prospective commercial, business or contractual relationship with the Company), by security holdings or otherwise, of any Proposed Nominee, Nominating Stockholder or Stockholder Associated Person, in the Company or any affiliate thereof, other than an interest arising from the ownership of Company Securities where each Proposed Nominee, Nominating Stockholder or Stockholder Associated Person received no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series:
There are no such interests held by the Proposed Nominees, the Nominating Stockholder or any Stockholder Associated Persons.
V.        The name of each person with whom, and a description of any agreement, arrangement or understanding that any Proposed Nominee, Nominating Stockholder or Stockholder Associated Person has for the purpose of acquiring, holding, voting (except a revocable proxy by such Proposed Nominee, Nominating Stockholder or Stockholder Associated Person in response to a public proxy or consent solicitation made generally by such person to all holders of Company Securities), or disposing of any Company Securities, or to cooperate in obtaining, changing, or influencing the control of the Company or related to the nomination of each Proposed Nominee or acting together for the purpose of affecting the Company’s policy, practices or strategic plans:
Other than the consent of the Proposed Nominees to be nominated by EJF and to serve on the Board if elected, and other than the beneficial ownership of Company Securities held by the Nominating Stockholder by its controlling persons as set forth herein, none of the Proposed Nominees, the Nominating Stockholder and any Stockholder Associated Persons has any such agreement, arrangement or understanding.
EJF Debt Opportunities GP, LLC is the General Partner of the Nominating Stockholder. EJF Capital LLC is the sole member of EJF Debt Opportunities GP, LLC. Emanuel J. Friedman is the controlling member of EJF Capital LLC, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Company Securities.
VI.        A description of the material interests of any Proposed Nominee, Nominating Stockholder or Stockholder Associated Person in the nomination of each Proposed Nominee:
The Proposed Nominees, the Nominating Stockholder and any Stockholder Associated Persons have no material interest in the nomination of the Proposed Nominees other than the ownership of Company Securities set forth herein and the interest of such persons in maximizing shareholder value.
VII.        A description of any direct or indirect interest of any Proposed Nominee, Nominating Stockholder or Stockholder Associated Person in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (including any employment, consulting or collective bargaining agreement):
None of the Proposed Nominees, the Nominating Stockholder or any Stockholder Associated Person has any such interest.
The following information, while not required under the Bylaws, is provided for your information. An EJF-managed fund owns an approximately 49% equity interest in a privately-held mortgage servicing company (the “Portfolio Company”). The Portfolio Company is managed by its own management team and is governed by a board of five directors. Two EJF Capital LLC partners, Emmanuel Friedman and Bharat Bhatt serve as directors of the board of directors of the Portfolio Company, with Bharat Bhatt serving as Chairman.
During the period from August 2014 to July 2015, the Portfolio Company and the Company were engaged in private negotiations regarding a business transaction. These negotiations did not lead to a transaction.
In April 2016, pursuant to a competitive bidding process initiated by the Portfolio Company, the Company submitted a proposal to the Portfolio Company, whereby the Company would perform certain services for the Portfolio Company. This proposal did not lead to any agreement or transaction.
VIII.        A description of any pending or threatened litigation in which any Proposed Nominee, Nominating Stockholder or Stockholder Associated Person is a party or material participant involving the Company or any of its officers or directors, or any affiliate of the Company:
None.
IX.        A description of any rights to dividends on any Company Securities owned beneficially by any Proposed Nominee, Nominating Stockholder or Stockholder Associated Person that are separated or separable from the underlying Company Securities.
None.
X.        A description of any interests in any Company Security or Derivative Instrument held, directly or indirectly, by a general partner or limited partnership or limited liability company or similar entity in which such Proposed Nominee, Nominating Stockholder or Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, is the manager, managing member or directly or indirectly beneficially owns an interest in the manager or managing member of a limited liability company or similar entity:
EJF Debt Opportunities GP, LLC is the General Partner of the Nominating Stockholder. EJF Capital LLC is the sole member of EJF Debt Opportunities GP, LLC. Emanuel J. Friedman is the controlling member of EJF Capital LLC, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Company Securities.
XI.        A description of any performance-related fees (other than an asset fee) that any Proposed Nominee, Nominating Stockholder or Stockholder Associated Person is entitled to based on any increase or decrease in the value of any Company Security or any Derivative Security:
None.
XII.        A description of any arrangements, rights or other interests described above held by the immediate family in the same household as such Proposed Nominee, Nominating Stockholder or Stockholder Associated Person:
None.
XIII.        All information that would be reasonably relevant to a determination by the Board as to whether each Proposed Nominee is “independent” within the meaning of all applicable securities law and stock exchange requirements:
The Nominating Stockholder believes that each Proposed Nominee presently is, and if elected as a director of the Company, each Proposed Nominee would be, “independent” under all applicable securities law and stock exchange requirements. See attached completed Questionnaire for Directors and Executive Officers of PHH Corporation for relevant information relating to why the Proposed Nominees are “independent”.
XIV.        All information that would be relevant to a determination by the Board (or any relevant committee) as to whether each Proposed Nominee meets any standards for Board membership set forth by the Board (or any committee thereof) in any publicly available documents:
The Nominating Stockholder believes that each Proposed Nominee presently does, and if elected as a director of the Company, each Proposed Nominee would, meet any standards for Board membership set forth by the Board (or any committee thereof) in any publicly available documents.  See attached completed Questionnaire for Directors and Executive Officers of PHH Corporation for relevant information relating to why the Proposed Nominees meet the standards for Board Membership of the Company.
XV.        A description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among each Proposed Nominee, Nominating Stockholder or Stockholder Associated Person and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each such Proposed Nominee, Nominating Stockholder or Stockholder Associated Person and their respective affiliates and associates, or others acting in concert therewith, on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the Nominating Stockholder or Stockholder Associated Person were the registrant and the Proposed Nominee were a director or executive officer of such registrant:
Through June 2016, FBR Capital Markets & Co (“FBR”), where Mr. Neuhauser was the Chief Investment Officer, invested in certain funds managed by affiliates of the Nominating Stockholder and the Stockholder Associated Persons.  In addition, over the past 3 years the Nominating Stockholder and/or the Stockholder Associated Persons have paid commissions and brokerage fees to FBR in the ordinary course.
In 2014, a fund managed by an affiliate of the Nominating Stockholder provided a loan on an arm’s length basis to Turtlerock Capital LLC, of which Mr. Neuhauser is a managing member.  That loan has been repaid in full.
XVI.        The name and address of the Nominating Stockholder as it appears on the Company’s stock ledger:
The Nominating Stockholder believes its name and address appears on the Company’s stock ledger as follows:

Name	Address
EJF Debt Opportunities Master Fund, L.P.	2107 Wilson Blvd Suite 410 Arlington, VA 22201
XVII.        The name and business address of each Stockholder Associated Person with an interest or ownership mentioned above and any Proposed Nominee:
Each Proposed Nominee’s name and business address are set forth elsewhere in this Notice.
The name and address of the Stockholder Associated Persons with an interest or ownership mentioned above are as follows:

Name	Address
EJF Capital LLC	2107 Wilson Blvd, Suite 410 Arlington, VA 22201
EJF Debt Opportunities GP, LLC	2107 Wilson Blvd, Suite 410 Arlington, VA 22201
Emanuel J. Friedman	2107 Wilson Blvd, Suite 410 Arlington, VA 22201
XVIII.        A representation from the Nominating Stockholder stating (a) that the information provided is accurate, (b) that the Nominating Stockholder is a holder of record of stock of the Company entitled to vote at the Annual Meeting and intends to appear in person or by proxy at the Annual Meeting to nominate the Proposed Nominee, and (c) whether the Nominating Stockholder intends to solicit proxies in support of any Proposed Nominee:
The Nominating Stockholder hereby represents that (a) the information provided is accurate, (b) it is a holder of record of stock of the Company, is entitled to vote at the Annual Meeting and intends to appear in person or by proxy at the Annual Meeting to nominate the Proposed Nominees, and (c) it intends to solicit proxies in support of the Proposed Nominees.
XIX.        Any other information that would, as of the date hereof, be required to be filed on Schedule 13D (including the exhibits thereto) under the Exchange Act by any Proposed Nominee, Nominating Stockholder or Stockholder Associated Person:
See Schedule 13D, filed with the SEC on March 9, 2017, attached hereto as Exhibit B.
XX.        Any other information relating to the Nominating Stockholder that would be required to be disclosed in connection with solicitations of proxies for election of each Proposed Nominee as a director in an election contest, or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A of the Exchange Act, and the rules and regulations promulgated thereunder:
The Nominating Stockholder and Stockholder Associated Persons intend to solicit shareholders by communicating orally or in person. The total amount estimated to be spent and the total expenditures to date for, in furtherance of or in connection with the solicitation of shareholders is approximately $500,000. The Nominating Stockholder will bear the cost of the solicitation. The Nominating Stockholder has not determined, as of the date hereof, whether to seek reimbursement from the Company.

The principal business of EJF is investing in securities. EJF Capital LLC, an investment adviser that is registered under the Investment Advisers Act of 1940, as amended, provides investment advice to and manages, either directly or through a general partner or investment manager of which it is the sole member, pooled investment vehicles and separately managed accounts. The principal occupation of Emanuel J. Friedman is serving as the controlling member of EJF Capital LLC. The principal business of EJF Debt Opportunities GP, LLC is serving as the general partner of the EJF and as general partner and investment manager of certain affiliates thereof.

During the past ten years, the Nominating Stockholder and Stockholder Associated Persons have not been convicted in any criminal proceeding.

Schedule 1 contains a record of the securities of the Company purchased by the Nominating Stockholder and Stockholder Associated Persons in the past two years. The securities were purchased into a margin account at the Nominating Stockholder’s prime broker. The current indebtedness as of March 9, 2017 is $28,146,030.

Since January 1, 2016, the Nominating Stockholder and Stockholder Associated Persons, have no direct or indirect material interest in any transaction in which the amount involved exceeds one hundred and twenty thousand dollars ($120,000) and in which the Company is or was a participant, or which is currently proposed.

Title of Class	Name and Address of Beneficial Owner(s)	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	EJF Debt Opportunities Master Fund, L.P. 2107 Wilson Blvd, Suite 410 Arlington, VA 22201	4,489,000	8.4%
Common Stock	EJF Debt Opportunities GP, LLC 2107 Wilson Blvd, Suite 410 Arlington, VA 22201	4,489,000	8.4%
Common Stock	Emanuel J. Friedman 2107 Wilson Blvd, Suite 410 Arlington, VA 22201	4,489,000	8.4%
Common Stock	EJF Capital LLC 2107 Wilson Blvd, Suite 410 Arlington, VA 22201	4,489,000	8.4%
* * *

Please address any correspondence to EJF Capital LLC, Attention: David Bell, Managing Director, Legal, telephone 703-997-5716, facsimile 703-351-7901, (with a copy to our counsel, Warren S. de Wied at Fried, Frank, Harris, Shriver & Jacobson LLP, telephone (212) 859-8296). The giving of this Notice is not an admission that any purported procedures for notice concerning the nomination of directors to the Board and submission of business proposals are legal, valid or binding, and EJF reserves the right to challenge their validity. If PHH contends this Notice is incomplete or is otherwise deficient in any respect, please notify EJF Capital LLC, Attention: David Bell, Managing Director, Legal, telephone 703-997-5716, facsimile 703-351-7901, (with a copy to our counsel, Warren S. de Wied at Fried, Frank, Harris, Shriver & Jacobson LLP, telephone (212) 859-8296) setting forth the facts that PHH contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, EJF will assume that PHH agrees that this Notice complies in all respects with the requirements of the Bylaws. EJF reserves the right to withdraw or modify this Notice at any time.
Very truly yours,
EJF Debt Opportunities Master Fund, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
Name:	Neal J. Wilson
Title:	Chief Operating Officer